    As filed with the Securities and Exchange Commission on January 28, 1997

                                                   1933 Act File No. 33-98824
                                                   1940 Act File No. 811-9122
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  / X /


                         PRE-EFFECTIVE AMENDMENT NO.                /   /

                       POST-EFFECTIVE AMENDMENT NO. 1               / X /


                                     and/or

                 REGISTRATION STATEMENT UNDER THE INVESTMENT        / X /
                               COMPANY ACT OF 1940


                                AMENDMENT NO. 2                     / X /

                            SIERRA PRIME INCOME FUND
                            ------------------------
         (Exact Name of Registrant as Specified in Declaration of Trust)

                          9301 Corbin Avenue, Suite 333
                                  P.O. Box 1160
                            Northridge, CA 91328-1160
                    (Address of Principal Executive Offices)
                  Registrant's Telephone Number: (818) 725-0200

                                   Copies to:


       F. Brian Cerini                           Richard W. Grant, Esq.
       Chairman and President                    Jeffrey P. Burns, Esq.
       Sierra Prime Income Fund                  Morgan, Lewis & Bockius LLP
       9301 Corbin Avenue                        2000 One Logan Square
       Northridge, CA 91324                      Philadelphia, PA 19103
       (Name and Address of Agent for Service)



It is proposed that this filing will become effective when declared effective by the Commission pursuant to Section 8(c) under the Securities Act of 1933.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / X /

                                             ---

                            Sierra Prime Income Fund

                              Cross Reference Sheet

Form N-2 Item


Item                                                                            Location
----                                                                            --------
Part A.  Information Required in a Prospectus

Item 1.       Outside Front Cover...........................................    Front Cover Page

Item 2.       Inside Front and Outside Back
              Cover Page....................................................    Front Cover Page; Inside Front
                                                                                Cover Page; Outside Back Cover
                                                                                   Page

Item 3.       Fee Table and Synopsis........................................    Fund Expenses; Prospectus
              Summary

Item 4.       Financial Highlights..........................................    Financial Highlights

Item 5.       Plan of Distribution..........................................    Cover Page; Prospectus Summary;
                                                                                Offering of Shares


Item 6.       Selling Shareholders..........................................    Not Applicable

Item 7.       Use of Proceeds...............................................    Use of Proceeds

Item 8.       General Description of the Registrant.........................    Cover Page; Prospectus Summary;
                                                                                Description of Common Shares

Item 9.       Management....................................................    Prospectus Summary; Management
                                                                                of the Fund

Item 10.      Capital Stock, Long-Term Debt,
              and Other Securities..........................................    Description of Common Shares; Net
                                                                                Asset Value

Item 11.      Defaults and Arrears on Senior Securities.....................    Not Applicable

Item 12.      Legal Proceedings.............................................    Not Applicable

Item 13.      Table of Contents for the
              Statement of Additional Information...........................    Statement of Additional Information

Part B.  Information Required in a Statement of Additional Information

Item 14.      Cover Page....................................................    Cover Page

Item 15.      Table of Contents.............................................    Cover Page

Item 16.      General Information and History...............................    Not Applicable

Item 17.      Investment Objectives and Policies............................    Investment Objectives and Policies
                                                                                and Special Risk Considerations


Item 18.      Management....................................................    Management of the Fund; Officers
                                                                                and Trustees

Item 19.      Control Persons and Principal
              Holders of Securities.........................................    Officers and Trustees


Item 20.      Investment Advisory and Other Services........................    Management of the Fund

Item 21.      Brokerage Allocation and Other Practices......................    Portfolio Transactions

Item 22.      Tax Status....................................................    Taxation


Item 23.      Financial Statements..........................................    Financial Statements



Part C.  Other Information

              Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

The Prospectus for the Sierra Prime Income Fund is incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 33-98824) filed in Final Form under Rule 497(e) with the SEC on February 28, 1996 (Accession Number 0000950156-96-000213), as supplemented by filings made under Rule 497(e) with the SEC on April 8, 1996 (Accession Number 0000950156-96-000365) and July 2, 1996 (Accession Number 0000950156-96-000569).

                       SUPPLEMENT DATED FEBRUARY 1, 1997
                     TO PROSPECTUS DATED FEBRUARY 14, 1996
                                       OF
                            SIERRA PRIME INCOME FUND
                                  P.O. BOX 5118
                       WESTBORO, MASSACHUSETTS 01581-5118

The Prospectus, dated February 14, 1996, as supplemented to date, for the Class A Common Shares of the Sierra Prime Income Fund (the "Fund") is hereby amended and supplemented as follows:

On page 8 before the section "THE FUND" add the section "FINANCIAL HIGHLIGHTS" with the following information:

              The following schedule presents financial highlights for one Class A Common Share of the Fund outstanding through the period indicated. The information for the period February 16, 1996 (commencement of operations) to September 30, 1996 is audited. The financial highlights have been audited by Price Waterhouse LLP, independent accountants, for the period indicated and their report thereon appears in the Fund's related Statement of Additional Information. This information should be read in conjunction with the financial statements and related notes included in the Statement of Additional Information.


              Net asset value, beginning of period..................................... $  10.00
                                                                                        --------
              INCOME FROM INVESTMENT OPERATIONS:
              Net investment income....................................................      .40
              Net realized and unrealized gain on investments..........................      .01
                                                                                        --------
              Total from investment operations.........................................      .41
                                                                                        --------
              LESS DISTRIBUTIONS:
              Dividends from net investment income.....................................     (.40)
                                                                                        --------
              Total distributions......................................................     (.40)
                                                                                        --------
              Net asset value, end of period........................................... $  10.01
                                                                                        --------

              TOTAL RETURN+                                                                 4.19%
                                                                                        ========

              RATIOS TO AVERAGE NET ASSETS/SUPPLEMENTAL DATA:
              Net assets, end of period (in 000's)..................................... $ 12,534
              Ratio of operating expenses to average net assets........................     0.00%*
              Ratio of net investment income to average net assets.....................     6.72%*
              Portfolio turnover rate..................................................       44%
              Ratio of operating expenses to average net assets without fees
                  waived and expenses absorbed  by investment advisor..................     4.75%*
              Net investment income per share without fees waived and
                  expenses absorbed by investment advisor.............................. $   0.12

----------

*  Annualized.

+ Total return represents aggregate total return for the period indicated. The total return would have been lower if certain fees and expenses had not been waived and absorbed by the investment advisor.

In the section "MANAGEMENT OF THE FUND" under the heading "THE SUB-ADVISOR" on page 22, replace the information from the sixth line of the second paragraph to the end of such paragraph, with the following:

               On June 21, 1996, an Agreement and Plan of Merger ("Merger Agreement") was entered into by and among VK/AC Holding, Inc. ("VK/AC Holding") (the parent of the Sub-Advisor), Morgan Stanley Group, Inc. ("Morgan Stanley"), MSAM Holdings II, Inc. ("MSAM Holdings") and MSAM Acquisition, Inc. ("MSAM Acquisition"), pursuant to which it was proposed that VK/AC Holding and the Sub-Advisor would become indirect subsidiaries of Morgan Stanley. On October 31, 1996, VK/AC Holding was merged with Morgan Stanley whereby VK/AC Holding and the Sub-Advisor became indirect subsidiaries of Morgan Stanley. As a result, both Van Kampen and VK/AC Holdin are now wholly-owned subsidiaries of Morgan Stanley.

               A Special Meeting of Shareholders of record of the Fund, at the close of business on September 10, 1996, was held on October 29, 1996 in order to vote on approval of a new investment sub-advisory agreement required by the "change of control" of the Sub-Advisor's parent, VK/AC Holding. Shareholders approved the new investment sub-advisory agreement thereby continuing current sub-advisory services with the Fund.


               PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE


                                                         PISH (1/97)

The Statement of Additional Information for the Sierra Prime Income Fund is incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 33-98824) filed in Final Form under Rule 497(e) with the SEC on March 25, 1996 (Accession Number 0000950156-96-000316), as supplemented by a filing made under Rule 497(e) with the SEC on September 20, 1996 (Accession Number 0000950156-96-001016).

                         SUPPLEMENT DATED FEBRUARY 1, 1997
         TO STATEMENT OF ADDITIONAL INFORMATION DATED FEBRUARY 14, 1996
                                       OF
                            SIERRA PRIME INCOME FUND
                                  P.O. BOX 5118
                       WESTBORO, MASSACHUSETTS 01581-5118



The Statement of Additional Information, dated February 14, 1996 of the Sierra Prime Income Fund (the "Fund") is hereby amended and supplemented by the following:

The section "FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT" is amended and restated by the following:

                            SIERRA PRIME INCOME FUND
                       STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 1996

ASSETS
Investments, at value (Cost $12,338,792) (Note 2)
   See portfolio of investments .............................       $12,345,109
Receivable for investment securities sold ...................             2,387
Receivable for Fund shares sold .............................             2,873
Interest receivable .........................................            54,938
Unamortized organization costs (Note 7) .....................           213,781
Receivable from investment advisor (Note 3) .................            29,252
Other assets ................................................               119
                                                                    -----------
   Total Assets .............................................        12,648,459
                                                                    -----------

LIABILITIES
Deferred facility fees (Note 2) .............................             6,604
Dividends payable ...........................................            28,233
Administration fee payable (Note 3) .........................             2,554
Accrued legal ...............................................            35,601
Accrued audit fees ..........................................            30,000
Accrued Trustees' fees and expenses .........................             1,000
Due to Custodian ............................................             3,470
Accrued expenses and other payables (Note 3) ................             7,462
                                                                    -----------
   Total Liabilities ........................................           114,924
                                                                    -----------
NET ASSETS ..................................................       $12,533,535
                                                                    ===========

NET ASSETS CONSIST OF:
Paid in capital .............................................        12,526,373
Undistributed net investment income .........................               845
Net unrealized appreciation of investments ..................             6,317
                                                                    -----------
   NET ASSETS ...............................................       $12,533,535
                                                                    ===========

Class A Common Shares Outstanding ...........................         1,252,700
                                                                    ===========
Net asset value per share of beneficial
   interest outstanding* ....................................       $     10.01
                                                                    ===========
Maximum sales charge ........................................               4.5%
Maximum offering price per share of
   beneficial interest outstanding ($10.01/0.955) ...........       $     10.48
                                                                    ===========

----------
* Redemption price per share is equal to Net Asset Value less any applicable contingent deferred sales charge.



                       See Notes to Financial Statements.

                            SIERRA PRIME INCOME FUND
                             STATEMENT OF OPERATIONS
          FOR THE PERIOD FEBRUARY 16, 1996* THROUGH SEPTEMBER 30, 1996


INVESTMENT INCOME:
Interest ......................................................       $ 414,601
Fees ..........................................................           1,741
                                                                      ---------
   Total Investment Income ....................................         416,342
                                                                      ---------

EXPENSES:
Investment advisory fee (Note 3) ..............................          58,878
Administration fee (Note 3) ...................................          18,571
Legal fees ....................................................         105,570
Audit fees ....................................................          32,750
Trustees' fees and expenses (Note 3) ..........................          31,434
Amortization of organization costs ............................          30,426
Printing and postage ..........................................          10,813
Other .........................................................           5,782
                                                                      ---------
   Subtotal ...................................................         294,224
Fees waived and expenses absorbed
   by investment advisor (Note 3) .............................        (294,224)
                                                                      ---------
   Total expenses .............................................               0
                                                                      ---------
NET INVESTMENT INCOME .........................................         416,342
                                                                      ---------

NET UNREALIZED GAIN
   ON INVESTMENTS (NOTES 2 AND 4):
Net change in unrealized appreciation of securities ...........           6,317
                                                                      ---------
Net unrealized gain on investments ............................           6,317
                                                                      ---------

NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS ..................................       $ 422,659
                                                                      =========

----------
*  Commencement of operations.


                       See Notes to Financial Statements.

                            SIERRA PRIME INCOME FUND
                       STATEMENT OF CHANGES IN NET ASSETS
          FOR THE PERIOD FEBRUARY 16, 1996* THROUGH SEPTEMBER 30, 1996



Net investment income ............................................   $    416,342
Net unrealized appreciation of investments during the period .....          6,317
                                                                     ------------
Net increase in net assets resulting from operations .............        422,659
                                                                     ------------

Distributions to shareholders from net investment income:
   Class A Common Shares .........................................       (416,342)
Net increase in net assets from Fund share transactions:
   Class A Common Shares .........................................     12,427,218
                                                                     ------------
Net increase in net assets .......................................     12,433,535
                                                                     ------------
NET ASSETS:
Beginning of year ................................................        100,000
                                                                     ------------
End of year (includes undistributed net investment income of $845)   $ 12,533,535
                                                                     ============
AMOUNT
     Sold ........................................................   $ 12,610,620
     Issued as reinvestment of dividends .........................        255,107
     Repurchased .................................................       (438,509)
                                                                     ------------
     Net Increase ................................................   $ 12,427,218
                                                                     ============
SHARES
     Sold ........................................................      1,261,061
     Issued as reinvestment of dividends .........................         25,490
     Repurchased .................................................        (43,851)
                                                                     ------------
     Net Increase ................................................      1,242,700
                                                                     ============

----------
*  Commencement of operations.




                       See Notes to Financial Statements.

                            SIERRA PRIME INCOME FUND
                             STATEMENT OF CASH FLOWS
          FOR THE PERIOD FEBRUARY 16, 1996* THROUGH SEPTEMBER 30, 1996

Cash flows from operating activities:
   Investment income received ...............................................   $    220,511
   Fee income received ......................................................          8,345
   Payment of operating expenses ............................................       (166,535)
   Proceeds from sales of long-term securities ..............................      1,981,821
   Purchases of long-term securities ........................................     (8,513,000)
   Net proceeds from short-term investments .................................     (5,670,848)
                                                                                ------------
CASH USED FOR OPERATING ACTIVITIES ..........................................   $(12,139,706)
                                                                                ------------
Cash flows from financing activities:
   Proceeds from shares sold ................................................     12,607,747
   Payments on shares repurchased ...........................................       (438,509)
   Distributions paid** .....................................................       (133,002)
   Due to Custodian .........................................................          3,470
                                                                                ------------
CASH PROVIDED BY FINANCING ACTIVITIES .......................................     12,039,706
                                                                                ------------
Decrease in cash ............................................................       (100,000)
Cash at beginning of period .................................................        100,000
                                                                                ------------
Cash at end of period .......................................................   $          0
                                                                                ============

RECONCILIATION OF NET INCREASE IN NET ASSETS FROM OPERATIONS TO CASH USED FOR
   OPERATING ACTIVITIES:
   Net increase in net assets resulting from operations .....................   $    422,659
                                                                                ------------
     Increase in investments+ ...............................................   $(12,345,109)
     Increase in interest receivable ........................................        (54,938)
     Increase in receivable for investment securities sold ..................         (2,387)
     Increase in unamortized organization costs .............................       (213,781)
     Increase in other assets ...............................................        (29,371)
     Increase in accrued expenses ...........................................         76,617
     Increase in deferred facility fees .....................................          6,604
                                                                                ------------
     Total adjustments ......................................................    (12,562,365)
                                                                                ------------
CASH PROVIDED BY OPERATING ACTIVITIES .......................................   $(12,139,706)
                                                                                ============

----------
*    Commencement of operations.
**   Non cash activities include reinvestment of dividends of $255,107.
+    Includes unrealized appreciation of $6,317.


                       See Notes to Financial Statements.

                            SIERRA PRIME INCOME FUND
                              FINANCIAL HIGHLIGHTS
               FOR A FUND SHARE OUTSTANDING THROUGHOUT THE PERIOD
                    FEBRUARY 16, 1996* TO SEPTEMBER 30, 1996


Net asset value, beginning of period .........................   $    10.00
                                                                 ----------
INCOME FROM INVESTMENT OPERATIONS:
Net investment income ........................................          .40
Net realized and unrealized gain on investments ..............          .01
                                                                 ----------
Total from investment operations .............................          .41
                                                                 ----------
LESS DISTRIBUTIONS:
Dividends from net investment income .........................         (.40)
                                                                 ----------
Total distributions ..........................................         (.40)
                                                                 ----------
Net asset value, end of period ...............................   $    10.01
                                                                 ==========

Total return+ ................................................         4.19%
                                                                 ==========

RATIOS TO AVERAGE NET ASSETS/SUPPLEMENTAL DATA:
Net assets, end of period (in 000's) .........................   $   12,534
Ratio of operating expenses to average net assets ............         0.00%**
Ratio of net investment income to average net assets .........         6.72%**
Portfolio turnover rate ......................................           44%
Ratio of operating expenses to average net assets without fees
   waived and expenses absorbed by investment advisor ........         4.75%**
Net investment income per share without fees waived
   and expenses absorbed by investment advisor ...............   $     0.12

----------
*    Commencement of operations.
**   Annualized.
+ Total return represents aggregate total return for the period indicated. The total return would have been lower if certain fees and expenses had not been waived and absorbed by the investment advisor.

                            SIERRA PRIME INCOME FUND
                            PORTFOLIO OF INVESTMENTS
                               SEPTEMBER 30, 1996

    Principal                                                                    Loan      Stated
      Amount        Borrower                                      Rate*          Type      Maturity**                Value
      ------        --------                                      -----          ----      ----------                -----
SENIOR LOAN INTERESTS--52.1%
     BROADCASTING--0.8%
   $ 104,259        SKTV, Inc.................................... 7.440%         Term      07/31/2000            $ 104,259
                                                                                                                 ---------
     CABLE--2.7%
     344,000        Marcus Cable Operating Company, L.P.......... 7.136          Term      12/31/2002              344,017
                                                                                                                 ---------
     FOOD & BEVERAGES--14.6%
     573,000        Keebler Holding Corporation.................. 7.874          Term      01/31/2002              572,813
     259,565        SC International Services, Inc............... 8.624          Term      09/30/2001              259,565
     323,710        SC International Services, Inc............... 8.624          Term      09/30/2002              323,710
      71,187        SC International Services, Inc............... 8.874          Term      09/30/2003               71,187
     600,000        Stroh Brewery Company........................ 8.127          Term      06/30/2001              601,551
                                                                                                                 ---------
                                                                                                                 1,828,826
                                                                                                                 ---------
     FOOD STORES--5.6%
     104,125        Bruno's, Inc................................. 7.775          Term      02/18/2002              104,109
     596,630        Carr-Gottstein Foods......................... 8.625          Term      12/31/2002              596,684
                                                                                                                 ---------
                                                                                                                   700,793
                                                                                                                 ---------
     HEALTHCARE--2.9%
     359,000        Merit Behavioral Care Corporation............ 8.434          Term      10/06/2003              358,968
                                                                                                                 ---------
     MANUFACTURING--5.0%
     358,820        International Wire Group, Inc................ 8.545          Term      09/30/2002              358,783
     161,061        T.K.G. Acquisition Corporation............... 7.749          Term      02/28/2002              161,053
     111,714        Thompson Minwax Company...................... 8.440          Term      12/31/2002              111,714
                                                                                                                 ---------
                                                                                                                   631,550
                                                                                                                 ---------
     PAPER--6.8%
     107,708        Fort Howard Corporation...................... 7.719          Term      03/31/2002              107,712
     158,464        Jefferson Smurfit Corporation................ 6.938          Term      04/30/2001              158,465
     118,370        Stone Container Corporation.................. 8.655          Term      04/01/2000              118,379
     472,613        Stone Container Corporation.................. 8.813          Term      10/01/2003              473,556
                                                                                                                 ---------
                                                                                                                   858,112
                                                                                                                 ---------
     RETAIL--3.6%
     446,791        Federated Department Stores, Inc............. 6.219          Term      03/31/2000              448,725
                                                                                                                 ---------

     OTHER--10.1%
     361,875        AMF Group, Inc............................... 8.063          Term      03/31/2001              361,855
     429,057        AMF Group, Inc............................... 8.438          Term      03/31/2003              429,033
     169,132        AMF Group, Inc............................... 8.688          Term      03/31/2004              169,123
     297,711        Borg-Warner Security Corporation............. 8.750          Term      12/31/1998              299,848
                                                                                                                 ---------
                                                                                                                 1,259,859
                                                                                                                 ---------
                    Total Senior Loan Interests (cost $6,528,792)........................................        6,535,109
                                                                                                                 ---------


                       See Notes to Financial Statements.

                            SIERRA PRIME INCOME FUND
                      PORTFOLIO OF INVESTMENTS (CONTINUED)
                               SEPTEMBER 30, 1996


     Principal
     Amount                                                                            Value
     ------                                                                            -----
U.S. GOVERNMENT AGENCY DISCOUNT NOTES--46.4% (cost $5,810,000)
   $ 5,810,000             Federal Home Loan Bank (FHLB)
                                    5.700%, due 10/01/1996............              $ 5,810,000
                                                                                     ----------
TOTAL INVESTMENTS (Cost $12,338,792+).................................   98.5%       12,345,109
OTHER ASSETS AND LIABILITIES (Net)....................................     1.5          188,426
                                                                         -----      -----------
NET ASSETS............................................................   100.0%     $12,533,535
                                                                         =====      ===========

----------
* Senior loans in which the Sierra Prime Income Fund invests generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally (i) the prime rate offered by one or more major United States banks; (ii) the lending rate offered by one or more major European banks, such as the London Inter-Bank Offered Rate (LIBOR); or (iii) the certificate of deposit ratio. Senior loans are generally considered to be restricted in that the Fund ordinarily is contractually obligated to receive approval from the Agent Bank and/or borrower prior to the disposition of a senior loan. Within each loan there may be different rates due to different reset dates. The rates disclosed for each loan are the weighted average coupon rates as of September 30, 1996.

** Senior loans in the Sierra Prime Income Fund's portfolio generally are subject to mandatory and/or optional prepayment. Because of these mandatory prepayment conditions and because there may be significant economic incentives for a Borrower to prepay, prepayments of senior loans in the Fund's portfolio may occur. As a result, the actual remaining maturity of senior loans held in the Fund's portfolio may be substantially less than the stated maturities shown. Although the Fund is unable to accurately estimate the actual remaining maturity of individual senior loans, the Fund estimates that the actual average maturity of the senior loans held in its portfolio will be approximately 18-24 months.

+ At September 30, 1996 the aggregate cost for federal tax purposes was $12,338,792. The gross unrealized appreciation for all securities in which there is an excess of value over tax cost and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value were $6,694 and $377, respectively.


                       See Notes to Financial Statements.

                            SIERRA PRIME INCOME FUND
                          NOTES TO FINANCIAL STATEMENTS



1.  ORGANIZATION AND BUSINESS

Sierra Prime Income Fund (the "Fund") is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as a non-diversified, closed-end management investment company. The Fund was organized as a Massachusetts business trust on October 4, 1995. During the period October 4, 1995 to February 15, 1996, the Fund had no operations other than those related to organizational matters, including the initial capital contribution of $100,000 and the issuance of 10,000 shares of beneficial interest to Sierra Fund Administration Corporation.

The Trustees of the Fund authorized an unlimited number of Common Shares with separate classes of beneficial interest. Currently there are only Class A Common Shares. Shares are continuously offered at a price equal to the next determined net asset value ("NAV") per share plus a maximum sales charge based on a determined schedule.

2.  SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of significant accounting policies consistently followed by the Sierra Prime Income Fund in the preparation of its financial statements.

Portfolio Valuation:

Senior Loans are not actively traded in a public market. Sierra Investment Advisors Corporation (the "Advisor"), and Van Kampen American Capital Management Inc. (the "Sub-Advisor"), following procedures established by the Fund's Board of Trustees, value the Senior Loan interests held by the Fund at fair value. In valuing a Senior Loan interest, the Advisor and Sub-Advisor consider relevant factors, data and information, including: (i) the characteristics of and fundamental analytical data relating to the Senior Loan, including the cost, size, current interest rate, period until next interest rate reset, maturity and base lending rate of the Senior Loan interest, the terms and conditions of the Senior Loan and any related agreements, and the position of the Senior Loan in the Borrower's debt structure; (ii) the nature, adequacy and value of the collateral, including the Fund's rights, remedies and interests with respect to the collateral; (iii) the creditworthiness of the Borrower's business, cash flows, capital structure and future prospects; (iv) information relating to the market for Senior Loans, including price quotations for (if considered reliable) and trading in Senior Loans and interests in similar Loans; (v) the reputation and financial condition of the Agent and any Intermediate Participants in the Senior Loans; and (vi) general economic and market conditions affecting the fair value of Senior Loans.

Other Fund holdings (other than short term obligations, but including listed issues) are valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for such securities, or the average of the last quoted bid price and asked price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps is determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation. As of September 30, 1996 there were no interest rate swaps.

                            SIERRA PRIME INCOME FUND
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



Short-term obligations which mature in 60 days or less are valued at amortized cost, if their original term to maturity when acquired by the Portfolio was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued by the Fund at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board of Trustees.

Illiquid Investments:

Senior Loans in which the Fund will invest presently are not readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no regular market has developed for such interests. Although interests in Senior Loans are traded among certain financial institutions in private transactions between buyers and sellers these loans continue to be considered illiquid. Senior Loans' illiquidity may impair the Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Liquidity relates to the ability of the Fund to sell an investment in a timely manner. The market for relatively illiquid securities tends to be more volatile than the market for more liquid securities. The Fund has no limitation on the amount of its assets which may be invested in securities which are not readily marketable or are subject to restriction on resale. The substantial portion of the Fund's assets invested in relatively illiquid Senior Loan interests may restrict the ability of the Fund to dispose of its investments in Senior Loans in a timely fashion and at a fair price, and could result in capital losses to the Fund and holders of Common Shares. However, many of the Senior Loans in which the Fund invests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Advisor's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Fund's operations require cash, such as when the Fund tenders (Note 5) for its Common Shares and may result in the Fund borrowing to meet short-term cash requirements.

Cash Flow Information:

The cash amount in the Statement of Cash Flows is the amount reported in the Statement of Assets and Liabilities and does not include any short-term investments at September 30, 1996. The Fund issues its shares, invests in securities, and makes distributions from net investment income and net capital gains (which are either paid in cash or reinvested at the discretion of shareholders). These activities are reported in the Statement of Changes in Net Assets. Information on cash receipts and payments is presented in the Statement of Cash Flows.

Repurchase Agreements:

The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the New York Stock Exchange. When participating in repurchase agreements, the Fund buys securities from a vendor (e.g., a bank or brokerage firm) with the agreement that the vendor will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available cash at minimal market risk, although the Fund may be subject to various delays and risks of loss if the vendor is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the seller. In evaluating whether to enter into a repurchase agreement, the Advisor will consider carefully the creditworthiness of the vendor. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a

                            SIERRA PRIME INCOME FUND
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Advisor will monitor the value or the collateral. No specific limitations exists as to the percentage of the Fund's assets which may be used to participate in repurchase agreements.

Securities Transactions and Investment Income:

Securities transactions are recorded on trade date (the date the order to buy or sell is executed). Realized gains and losses from securities sold are recorded on the identified cost basis. Income is recorded on the accrual basis and consists of interest accrued and discount earned less premiums amortized. Facility fees are received upon the purchase of a new loan and are recognized as income ratably over the expected life of the loan. The deferred facility fees are the "unearned" portion of these facility fees. The Fund may purchase and sell interest in Senior Loans and other portfolio securities on a "when issued" and "delayed delivery" basis. No income accrues to the Fund on such interests or securities in connection with such purchase transactions prior to the date the Fund actually takes delivery of such interest or securities. When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash or high-grade portfolio securities having an aggregate value equal to the amount of such purchase commitments until payment is made.

Dividends and Distributions to Shareholders:

The Fund's policy is to declare daily and pay monthly distributions to holders of Class A Common Shares of substantially all net investment income of the Fund. Distributions of any net long-term capital gains earned by the Fund are made annually. Distributions of any net short-term capital gains earned by the Fund are distributed no less frequently than annually at the discretion of the Board of Trustees. Additional distributions of net investment income and capital gains for the Fund may be made at the discretion of the Board of Trustees in order to avoid the application of a 4% non-deductible excise tax on certain undistributed amounts of ordinary income and capital gains. Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments of income and gains on various investment securities held by the Fund, timing differences and differing characterization of distributions made by the Fund.

For the year ended September 30, 1996, permanent differences resulting from book and tax accounting for organizational costs were reclassified causing a decrease of $845 to paid-in capital and an increase to undistributed net investment income for the same amount.

Federal Income Taxes:

It is the Fund's policy to qualify as a regulated investment company by complying with the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and by, among other things, distributing substantially all of its taxable earnings to its shareholders. Therefore, no Federal income tax provision is required.

3. INVESTMENT ADVISORY, SUB-ADVISORY, ADMINISTRATION FEES AND OTHER TRANSACTIONS

Sierra Advisors, an indirect wholly-owned subsidiary of Great Western Financial Corporation ("GWFC"), is the Fund's investment advisor. Sierra Advisors is entitled to a monthly fee at an annual rate of 0.95% of the average daily net assets of the Fund. These fees were $58,878 for the period ended September 30, 1996 and have been voluntarily waived by Sierra Advisors. Sierra Advisors pays a monthly fee at an annual rate of 0.475% to Van Kampen American Capital Management Inc. for services rendered as the Sub-Advisor.

                            SIERRA PRIME INCOME FUND
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



Sierra Fund Administration Corporation ("Sierra Administration") is the Fund's administrator. As a result of a change in transfer agent responsibilities effective July 1, 1996, Sierra Administration now receives a monthly fee at an annual rate of 0.25% of the Fund's average daily net assets and the Fund now pays First Data Investor Services Group, Inc. ("First Data") directly for all transfer agent services. Prior to this Sierra Administration was entitled to a monthly fee at an annual rate of 0.35% of the Fund's average daily net assets, and Sierra Administration paid First Data for certain transfer agency services. The Administration fees for the period ended September 30, 1996 were $18,571. Sierra Administration pays State Street Bank and Trust Company ("State Street") for certain administrative and custodial services. The Fund pays for the sub-administrator and custodial out-of pocket expenses.

Sierra Advisors has agreed to voluntarily reimburse the Fund's total operating expenses. For the period ended September 30, 1996 the total reimbursement to the Fund was $235,346.

The compensation of the officers and Trustees who are interested persons (as defined in the 1940 Act) of the Advisor is paid by the Advisor or by its parent, GWFC. The Fund pays the compensation of all other officers and Trustees of the Fund. Trustees who are not interested persons are paid an annual fee of $5,000, a fee of $1,000 per meeting of the Board of Trustees and a fee of $750 per committee meeting of the Fund, plus expenses.

As of September 30, 1996 there was one shareholder who owned greater than five percent of Class A Common Shares, representing 16.55% of the Fund at this date.

For the period ended September 30, 1996, Great Western Financial Securities Corporation and Sierra Investment Services Corporation ("SISC"), both registered broker-dealers, have received $232,067 and $32,221, respectively, representing commissions (front-end sales charges).

4. PURCHASE AND SALES OF SECURITIES

The aggregate cost of purchases and proceeds from sales of securities, excluding U.S. Government and short-term investments, for the period ended September 30, 1996 was $8,513,000 and $1,984,208, respectively.

5. TENDER OF SHARES

The Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make tender offers for a portion of its outstanding Class A Common Shares at the then current net asset value of these Common Shares. The Fund does not intend to list its Common Shares on any national securities exchange and none of the Fund, the Advisor or SISC intends to make a secondary trading market in the classes of the Common Shares at any time. Accordingly, there is not expected to be any secondary trading market in the Common Shares and an investment in such Common Shares should be considered illiquid. There can be no assurance that the Fund will in fact tender for any of its Common Shares. If the Fund tenders for Common Shares there is no guarantee that all, or any, Common Shares tendered will be purchased. An early withdrawal charge may be charged by SISC on those repurchases or tenders done during the first or second year after purchase. For the period ended September 30, 1996, 43,851 shares were tendered and repurchased by the Fund with no early withdrawal charge.

6. SHARES OF BENEFICIAL INTEREST

The Declaration of Trust permits the Fund to issue an unlimited number of full and fractional Common Shares of beneficial interest with no par value. The Fund initially is offering 5,000,000 Class A Common Shares in a continuous offering pursuant to Rule 415 under the Securities Act of 1933, as amended.

                            SIERRA PRIME INCOME FUND
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



7. ORGANIZATION COSTS

Expenses incurred in connection with the organization of the Fund, including the fees and expenses of registering and qualifying its shares for distribution under Federal and state securities regulations, are being amortized on a straight-line basis over a period of five years from commencement of operations of the Fund. In the event any of the initial shares of the Fund are redeemed by any holder thereof during the amortization period, the proceeds of such redemptions will be reduced by an amount equal to the pro-rata portion of unamortized deferred organizational expenses in the same proportion as the number of shares being redeemed bears to the number of initial shares of such Fund outstanding at the time of such redemption. To the extent that proceeds of the redemptions are less than such pro-rata portion of any unamortized organizational expenses, Sierra Administration has agreed to reimburse the Fund.

8. SENIOR LOAN PARTICIPATIONS

The Fund invests primarily in participations, assignments, or acts as a party to the primary lending syndicate of a Variable Rate Senior Loan interest to United States corporations, partnerships, and other entities. When the Fund purchases a participation of a Senior Loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation, but not with the borrower directly. As such, the Fund assumes the credit risk of the Borrower, Selling Participant or other persons interpositioned between the Fund and the Borrower.

At September 30, 1996, the following sets forth the selling participants with respect to interests in Senior Loans purchased by the Fund on a participation basis.



                                                      Principal
Selling Participant                                      Amount            Value
-----------------                                    ----------       ----------
Pearl Street L.P.                                    $2,187,525       $2,187,286
Chase Securities Inc.                                 2,001,911        2,001,831
Morgan Guaranty                                         600,000          601,550
Bankers Trust                                           596,630          596,684
Lehman Commercial Paper, Inc.                           472,613          473,557
Canadian Imperial Bank of Commerce                      458,772          460,901
NationsBank                                             211,341          213,300
                                                     ----------       ----------
                                                     $6,528,792       $6,535,109
                                                     ==========       ==========

                            SIERRA PRIME INCOME FUND
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



9. LINE OF CREDIT

Sierra Prime Income Fund and the Sierra Trust Funds participate in a $40 million line of credit provided by Deutsche Bank AG, New York Branch (the "Bank") under a Credit Agreement (the "Agreement") dated May 22, 1996, primarily for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. Under the Agreement, Sierra Prime Income Fund may borrow up to $433,000 plus its pro rata portion of any unused base commitment allocation of the other borrowers under the Agreement. Interest is payable at one of the following rates depending on the type of loan designated by the borrower: (i) the higher of 0.50% in excess of the Federal Funds Rate and the prime lending rate announced by the Bank; (ii) the New York Interbank Offered Rate (NIBOR) plus 0.35% on an annualized basis; or (iii) the London Interbank Offered Rate (LIBOR) plus 0.35% on an annualized basis. The Fund is charged an aggregate commitment fee computed at a rate equal to 0.05% on an annual basis of the daily average unutilized credit balance. The Agreement requires that the aggregate outstanding principal amount of the loan made shall not exceed 33 1/3 % of the value of the total assets of the fund less all liabilities and indebtedness not represented by senior securities. The Fund currently expects, however, to limit its borrowing to an amount sufficient to meet its tender offer purchases or 10% of its assets, whichever is greater. During the period ended September 30, 1996, the Fund had not borrowed under the Agreement.

10. SUBSEQUENT EVENTS (UNAUDITED)

The second tender offer of the Sierra Prime Income Fund expired on October 25, 1996. As of this date 44,043 additional shares were tendered and repurchased by the Fund.

On October 31, 1996 VKAC Holding, the parent of the Sub-Advisor, was merged with Morgan Stanley Group Inc. ("Morgan Stanley") whereby VKAC Holding and the Sub-Advisor became indirect subsidiaries of Morgan Stanley. As a result of this merger, a Special Meeting of Shareholders, of record of the Fund at the close of business on September 10, 1996, was held on October 29, 1996, to vote on approval of a new investment sub-advisory agreement with the current Sub-Advisor, Van Kampen American Capital Management Inc.. The voting results were as follows:


                                                               % of                     % of
                                    Number of               Outstanding                Shares
                                     Shares                   Shares                   Voted
                                    ---------               -----------               -------
Affirmative                         679,731                   54.638%                 89.666%
Against                               2,558                     .206%                   .338%
Abstain                              75,780                    6.091%                  9.996%
                                    -------                   ------                 -------
Total                               758,069                   60.935%                100.000%
                                    =======                   ======                 =======

Accordingly, shareholders of the Fund approved the new investment sub-advisory agreement with the Sub-Advisor resulting from the "change of control" due to its merger with Morgan Stanley.

Sierra Prime Income Fund
Report of Independent Accountants


TO THE SHAREHOLDERS AND TRUSTEES
OF SIERRA PRIME INCOME FUND

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations, of changes in net assets and of cash flows and the financial highlights present fairly, in all material respects, the financial position of Sierra Prime Income Fund (the "Fund") at September 30, 1996, and the results of its operations, its cash flows, the changes in its net assets and the financial highlights for the period February 16, 1996 (commencement of operations) through September 30, 1996, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities owned at September 30, 1996 by correspondence with the custodian and, with respect to senior collateralized loans, the selling participants and agent banks, provides a reasonable basis for the opinion expressed above.

As explained in Note 2, the financial statements include senior collateralized loans valued at $6,535,109 (52.1 percent of net assets), which values have been determined in accordance with procedures established by the Trustees in the absence of readily ascertainable market values. We have reviewed the procedures which were established by the Trustees in determining the fair values of such senior collateralized loans and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, those values determined in accordance with procedures established by the Trustees may differ significantly from the values that would have been used had a ready market for the senior collateralized loans existed, and the differences could be material.


PRICE WATERHOUSE LLP
Boston, Massachusetts
November 6, 1996





                 PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

                           PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

         (1)   Financial Statements:

               Financial Statements included in Part A:

               -Financial Highlights (audited)

               Financial Statements included in Part B:

               -Portfolio of Investments (audited)
               -Statement of Assets and Liabilities as of September 30,
                1996 (audited)
               -Statement of Operations for the period ended
                September 30, 1996 (audited)
               -Statement of Changes in Net Assets for the period ended
                September 30, 1996 (audited)
               -Notes to Financial Statements (audited)

         (2)   Exhibits

               (a)(1)...............Agreement and Declaration of Trust dated
                                    October 4, 1995 originally filed as
                                    Exhibit (2)(a) of Registrant's Registration
                                    Statement on Form N-2 filed with the
                                    Securities and Exchange Commission on
                                    October 31, 1995 is filed herewith.

                   (2)..............Amended Agreement and Declaration of Trust
                                    dated January 18, 1996 originally filed as Exhibit (2)(a)(2) of Registrant's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on February 14, 1996 is filed herewith.

               (b)..................By-laws originally filed as Exhibit (2)(b)
                                    of Registrant's Registration Statement on
                                    Form N-2 filed with the Securities and
                                    Exchange Commission on October 31, 1995 are filed herewith.

               (c)..................Not applicable

               (d)..................Not applicable

               (e)..................Not applicable

               (f)..................Not applicable

               (g)(1)...............Investment Advisory Agreement dated
                                    February 14, 1996 is filed herewith.

                  (2)...............Sub-Investment Advisory Agreement dated
                                    February 14, 1996 is filed herewith.

               (h)(1)...............Distribution Agreement dated February 14,
                                    1996 is filed herewith.

                  (2)...............Form of Broker-Dealer Agreement*

               (i)..................Not applicable

                    (j).............Form of Custody Agreement*

                    (k)(1)..........Administration Agreement dated February 16,
                                    1996 is filed herewith.

                       (2)..........Transfer Agency and Services Agreement dated
                                    May 1, 1996 is filed herewith.

                       (3)..........Pricing Agreement dated August 14, 1996 is
                                    filed herewith.

                       (4)..........Credit Agreement dated May 22, 1996 is filed
                                    herewith.

                    (l).............Opinion and consent of Morgan, Lewis &
                                    Bockius LLP*

                    (m).............Not applicable

                    (n).............Consent of Price Waterhouse LLP

                    (o).............Not applicable

                    (p).............Purchase Agreement between Sierra Fund
                                    Administration Corporation and the Sierra
                                    Prime Income Fund dated Febraury 6, 1996 is filed herewith.

                    (q).............Not applicable

                    (24)............Powers of Attorney for Arthur H. Bernstein,
                                    Esq., David E. Anderson, Edmond R. Davis,
                                    Esq., John W. English and Alfred E. Osborn,
                                    Jr., Ph.D. are filed herewith

                    (27)............Financial Data Schedule is filed herewith

----------
* Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-2 (1933 Act No. 33-98824 and 1940 Act No. 811-9122) filed with the SEC on February 14, 1996.


ITEM 25.      MARKETING ARRANGEMENTS

              Not applicable

ITEM 26.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


              Not applicable


ITEM 27.      PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

              Registrant is controlled by its Board of Trustees.

ITEM 28.      NUMBER OF HOLDERS OF SECURITIES


              Title of Class             Number of Record Holders

              Class A Common Shares

ITEM 29.      INDEMNIFICATION

              Under Section 8.1 of Registrant's Amended Agreement and Declaration of Trust ("Declaration of Trust"), any past or present Trustee or officer of Registrant (including persons who serve at Registrant's request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason of his being or having been a Covered Person. This provision does not authorize indemnification when it is determined, in the manner specified in the Declaration of Trust, that a Covered Person has not acted in good faith in the reasonable belief that his actions were in or not opposed to the best interests of Registrant. Moreover, this provision does not authorize indemnification when it is determined, in the manner specified in the Declaration of Trust, that the Covered Person would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by a Covered Person to repay those expenses to Registrant in the event that it is ultimately determined that indemnification of the expenses is not authorized under the Declaration of Trust and the Covered Person either provides security for such undertaking or insures Registrant against losses from such advances or the disinterested Trustees or independent legal counsel determines, in the manner specified in the Declaration of Trust, that there is reason to believe the Covered Person will be found to be entitled to indemnification.

              Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to Trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will by governed by the final adjudication of such issue.

ITEM 30(A).   BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

              --Sierra Investment Advisors Corporation


              As of October 9, 1992, the name of Great Western Financial Advisors Corporation was changed to Sierra Investment Advisors Corporation ("Sierra Advisors"). Sierra Advisors is an investment advisor registered under the Investment Advisers Act of 1940, as amended, (the "Advisers Act").


              The list required by this Item 30 of officers and directors of Sierra Advisors, together with information as to any other business, profession, vocation or employment of substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Sierra Advisors pursuant to the Advisers Act (SEC File No. 801-32921).


     30(B).   BUSINESS AND OTHER CONNECTIONS OF INVESTMENT SUB-ADVISOR

               -- Van Kampen American Capital Management Inc.


              Van Kampen American Capital Management Inc. ("Van Kampen") is a wholly-owned subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly-owned subsidiary of Morgan Stanley Group Inc. Van Kampen provides investment advice to a wide variety of individual, institutional and investment company clients.

              The list required by this Item 30 of officers and directors of Van Kampen, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Van Kampen pursuant to the Advisers Act (SEC File No. 801-40808).

ITEM 31.      LOCATION OF ACCOUNTS AND RECORDS

                      (1)      Sierra Prime Income Fund
                               9301 Corbin Avenue
                               Northridge, California  91324
                               (declaration of trust and by-laws)


                      (2)      Sierra Investment Advisors Corporation
                               9301 Corbin Avenue Northridge, California 91324 (with respect to their services as investment advisor)


                      (3) Great Western Financial Securities Corporation 9301 Corbin Avenue Northridge, California 91324 (with respect to their services as a dealer)


                      (4)      Sierra Fund Administration Corporation
                               9301 Corbin Avenue
                               Northridge, California  91324)
                               (with respect to their services as administrator)



                      (5)      State Street Bank and Trust Company
                               225 Franklin Street
                               Boston, MA  02110
                               (with respect to their services as a
                               sub-administrator and custodian)



                      (6)      First Data Investor Services Group, Inc.
                               One Exchange Place Boston, Massachusetts 02109 (with respect to their services as a shareholder servicing agent and transfer agent)



                      (7) Van Kampen American Capital Management Inc. 1001 Warrenville Road
                               Lisle, Illinois  60532
                               (with respect to their services as investment sub-advisor)


                      (8)      Sierra Investment Services Corporation
                               9301 Corbin Avenue
                               Northridge, California  91324
                               (with respect to their services as a principal underwriter)

                      (9)      Morgan, Lewis & Bockius LLP
                               2000 One Logan Square
                               Philadelphia, Pennsylvania  19103
                               (with respect to their services as counsel to the Fund)

ITEM 32.      MANAGEMENT SERVICES

              Not Applicable.

ITEM 33.      UNDERTAKINGS

              1. Registrant undertakes to suspend offering of its Common Shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

              2.      Not applicable

              3.      Not applicable

              4. Pursuant to Rule 415 under the Securities Act of 1933 and Item 512(a) of Registration S-K, the Registrant hereby undertakes: (1) to file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by
Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and
(3) to remove from registration be means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              5.      Not applicable

              6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

                                   SIGNATURES


              Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Northridge and State of California on the 27th day of January, 1997.



                                       SIERRA PRIME INCOME FUND


                                       By:   /s/ F. Brian Cerini
                                          -----------------------------
                                                 F. Brian Cerini
                                                 President

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.


Signature                               Title(s)                    Date
---------                               --------                    ----
  /s/ F. Brian Cerini                   President and Trustee       January 27, 1997
-----------------------------------
F. Brian Cerini
(Principal Executive Officer)

  /s/ Keith B. Pipes                    Executive Vice President,   January 27, 1997
-----------------------------------     Treasurer and Secretary
Keith B. Pipes
(Principal Financial and Accounting
Officer)

        *                               Trustee                     January 27, 1997
-----------------------------------
Arthur H. Bernstein, Esq.

        *                               Trustee                     January 27, 1997
-----------------------------------
David E. Anderson

        *                               Trustee                     January 27, 1997
-----------------------------------
Edmond R. Davis, Esq.

        *                               Trustee                     January 27, 1997
-----------------------------------
John W. English

        *                               Trustee                     January 27, 1997
-----------------------------------
Alfred E. Osborne, Jr., Ph.D.


*By:   /s/ F. Brian Cerini
    -------------------------------
           F. Brian Cerini

           Executed by F. Brian Cerini pursuant to a Power of Attorney filed with this Post-Effective Amendment No.1 to this Registration Statement.

                                  EXHIBIT INDEX




Exhibit No.             Description of Exhibit
-----------             ----------------------
(a)(1)                  Agreement and Declaration of Trust

(a)(2)                  Amended Agreement and Declaration of Trust

(b)                     By-Laws

(g)(1)                  Investment Advisory Agreement

(g)(2)                  Investment Sub-Advisory Agreement

(h)                     Distribution Agreement

(k)(1)                  Administration Agreement

(k)(2)                  Transfer Agency and Services Agreement

(k)(3)                  Pricing Agreement

(k)(4)                  Credit Agreement

(n)                     Consent of Price Waterhouse LLP

(p)                     Purchase Agreement

24                      Powers of Attornay

27                      Financial Data Schedule
